EXHIBIT 99.1

Almaden Signs New and Expanded Cooperation Agreements with Ixtaca Project Host Community Groups

VANCOUVER, British Columbia, Sept. 21, 2022 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report that it has recently signed two new agreements with not-for-profit organizations established by inhabitants of the local towns of Zacatepec and Santa María Zotoltepec, the two communities closest to the Ixtaca project, in Puebla State, Mexico.

These agreements set out the terms of the Company’s continued support of local communities' human right to water through the immediate improvement of local water infrastructure, and establish a basis for longer term cooperation, once the Ixtaca project is permitted, on priorities identified through the 2017 EVIS (see press release of December 12, 2017) and the ongoing independent Human Rights Impact Assessment commissioned by the Company (see press release of October 19, 2021). The agreements will facilitate the formation and delivery of the Project’s Social Management Plan which will evolve from the Human Rights Impact Assessment and be mindful of the UN’s Sustainable Development Goals1 as reflected in the priorities of the UN Agenda 20302 (see press release of July 6, 2022).

In Zacatepec, the Company has reaffirmed its agreement with the "Irrigation Group of Small Producers from Zacatepec A.C.” (“IGSP”), first announced in March, 2020, wherein it committed to work with them and Mexico’s water authority (“CONAGUA”) to construct an agricultural water reservoir and related pumping and drip irrigation system to support local farming. The reservoir and infrastructure were completed some time ago, and the Company is currently supporting an expansion of the irrigation system. A video made following initial construction of this dam can be viewed on YouTube at https://youtu.be/-mhnTl0dOoM.

IGSP stated that, “The project developed under the first agreement represented the following benefits to the Community of Zacatepec: savings of 40-50% of water as a result of the drip irrigation, as well as more abundant harvests, better crop survival, labour savings and a greater economic benefit for its members, and well-being for our community.” Zacatepec is located approximately one kilometre from the footprint of the Ixtaca project.

In Santa María Zotoltepec (“SMZ”), the Company has signed an agreement with the “United Ejidatarios for the Sustainable Development of Santa María Zotoltepec, A.C.” (“EJUNDS”) in which the Company will make an immediate contribution in order to support the construction of a similar agricultural reservoir and pumping and drip irrigation system with similar characteristics to the one built at Zacatepec, and ongoing contributions to support an agro-technological package aimed at sustainable plant nutrition and soil enrichment. Longer term, the agreement commits the parties to work collaboratively under the Project’s Social Management Plan in pursuit of multiple UN Sustainable Development Goals. As this is the first formal agreement signed with EJUNDS, a signing ceremony was held recently in the community.

EJUNDS stated that, “As partners and ejidatarios of the Community of Santa María Zotoltepec, we wish to continue collaborating and engaging with the Company so that we can participate in programs that ensure local benefits such as employment, training, and economic diversification, and also so that we can monitor the development and operation of the Ixtaca project once it is permitted and in operation.” SMZ is located approximately 1.5 kilometres from the footprint of the Ixtaca project.

Both agreements above note that the signatories have been engaged in informed and respectful consultations with the Company for many years, and that the signatories understand the scope of the exploration and proposed extraction activities at Ixtaca. These consultations and agreements will form the basis for the commitments that will evolve from the Ixtaca project’s Social Management Plan.

Duane Poliquin, Chair of Almaden, stated “We are pleased to continue providing immediate, tangible and effective support to local communities on one of their key human rights priorities, the human right to water. At Zacatepec, we have seen how effective the agricultural reservoir has been and are excited to see Santa María Zotoltepec benefit from similar development. Perhaps more importantly, these agreements set us up to deliver, together with community members, on the important elements set out in the Company’s Human Rights Policy such as water rights, education, health, opportunity, workers’ rights, environment, culture, and more. We look forward to continued culturally pertinent collaboration and information sharing with these and other groups in order to properly seize the opportunity presented by the Ixtaca project.”

1 https://sdgs.un.org/goals
2 https://sdgs.un.org/2030agenda

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, construction of an agricultural dam and related infrastructure in the community of Santamaria Zotoltepec, the potential permitting and development of the Ixtaca project, ongoing collaboration with EJUNDS and IGSP, and the potential of the Ixtaca project to advance the UN Sustainable Development Goals.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/